January 22, 2008

United States
Securities and Exchange Commission
Laura Nicholson
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549
Telephone Number:    (202) 551-3584
Fax Number:   (202)772-9368

Re:          Velocity Oil & Gas, Inc.
Amendment No. 1 to Form SB-2 Filed December 24, 2007
File No. 333-146405

Dear Ms. Nicholson,

Thank you for your comments on and suggestions for our Form SB-2, as amended, contained in your letter dated January 17, 2008 which letter also refers back to earlier comments made by the SEC in a letter dated October 25, 2007. In connection with your comment letter, Velocity Oil & Gas, Inc. (“VOGI”, the “Company,” “we,” and “us”) has the following responses:

The comments contained in points 1 to 8 inclusive of your letter essentially focus on one issue and that is working capital for the Company. The business plan for Velocity Oil & Gas, Inc. (VOGI) is to create a publicly held and traded upstream oil and gas exploration and production company. Our philosophy has been to raise the minimum capital required to obtain a listing and to raise private equity or convertible loan funds as required to achieve the stage where the shares of the Company can be traded. The track record of the Company and me is evidence of our collective ability to achieve this.

In connection with your comment letter we have the following specific responses and proposed changes to the Form SB-2:

General

1.   We note your responses to prior comments 1, 2 and 3. However, the new language you provide is not adequate to address all of the issues we previously raised. Therefore, please comply with the following new comments.

RESPONSE:

We have complied with your new comments as described below.

2. The cover page is silent regarding your financial situation. Please revise to comply with prior comment 1.

RESPONSE:

We propose amending the cover page of our amended registration statement on Form SB-2 as follows:

“We currently lack a public market for our common stock. Selling shareholders will sell at a price of $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

We have not generated any revenues to date and have budgeted the need for approximately $1,300,000 of additional funding during the next 12 months for our wholly owned subsidiary, South Marsh, LLC, to participate in the drilling of two wells through the Participation Agreement, as described in greater detail below. There is no assurance that the required exploration capital can be raised.  If we are unable to raise the additional exploration capital for fiscal 2008 we will be restricted in the implementation of the business plan and will not be able to earn interests in the first two of five exploration permits which are the subject of the Participation Agreement.  If this were to happen, the value of our securities would diminish and we may be forced to change our business plan for fiscal 2009 or possibly divest the Participation Rights altogether, which would result in the value of our securities declining in value and/or becoming worthless.  If we raise the exploration capital required to implement our business plan we anticipate incurring net losses until and unless such oil and gas interests generate revenue through the production of oil and gas, of which there can be no assurance.

A current Prospectus must be in effect at the time of the sale of the shares of common stock discussed above. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay all of the other offering expenses.”

3. Disclose your working capital as of a recent date. We note that the $2,531 amountyou disclose was the amount as of September 30.

RESPONSE:

We suggest revising the amended registration statement to state the following (new information is underlined):

“WE CURRENTLY HAVE ONLY A LIMITED AMOUNT OF WORKING CAPITAL.

As stated above, we raised $61,050 from September 2006 through August 2007, through sales of Units.  Additionally, we borrowed $8,000 from a shareholder of the Company in June 2007, pursuant to the sale of a Promissory Note; however, as of September 30, 2007, we had only $2,531 of working capital and as of December 31, 2007, we had only $3,047 in working capital.”

4. Provide the basis for your statement that "It is currently anticipated that our soleofficer and Director, Frank Jacobs will loan us funds on an as need basis until weare able to obtain effectiveness of this Registration Statement and are able to raiseadditional capital through the sale of debt and/or equity securities."

RESPONSE:

Last week, Mr. Jacobs personally deposited $6,000 in the Company’s bank account to provide liquidity and enable the Company to meet its ongoing payment obligations. Additionally, Mr. Jacobs has stated in a recent letter to the Company, attached hereto as Exhibit A, and which will be filed as exhibit 99.1 to the amended Registration Statement that he will continue to provide funds to the Company on an ongoing basis.

In connection with the above, we propose the following changes to the amended registration statement:

“WE CURRENTLY HAVE ONLY A LIMITED AMOUNT OF WORKING CAPITAL.

As stated above, we raised $61,050 from September 2006 through August 2007, through sales of Units.  Additionally, we borrowed $8,000 from a shareholder of the Company in June 2007, pursuant to the sale of a Promissory Note; however, as of September 30, 2007, we had only $2,531 of working capital and as of December 31, 2007, we had only $3,047 in working capital. We currently anticipate that we will be funded by our sole officer and Director, Frank Jacobs, until such time as this Registration Statement is declared effective, as Mr. Jacobs has committed to us in writing to provide us funding on an as needed basis for general business expenses, but not in connection with our Participation Agreement, at least until our common stock is quoted on the OTCBB.  However, we will need to raise substantial additional capital to continue our business operations and for South Marsh to earn the working interests pursuant to the Participation Agreement in addition to the funds that Mr. Jacobs has agreed to supply us on an ongoing basis.  Moving forward, we may be forced to raise such funds on unfavorable terms, if at all.  Our failure to raise additional capital could diminish the value of our securities and/or cause them to become worthless.”

And, under Liquidity and Capital Resources:

“We have not generated any revenues to date and anticipate the need for approximately $1,300,000 of additional funding for South Marsh to earn the interests in the first two exploration concessions that are planned to be drilled during the next 6-9 months, as described above through the Participation Agreement. There is no assurance that exploration capital can be raised.  If we are unable to raise the additional funding we currently require, we will be unable to participate in the drilling operations for the two first concessions and we might loose the right to earn those concessions. Alternatively, the rights may be divested by the Company for a cash or a royalty consideration in the future, in the event the Company does not have sufficient cash to participate in the concessions when such funding is due.Moving forward, our sole officer and Director, Frank Jacobs has committed to loaning or investing additional funding to support our operations and pay general business expenses until this registration statement is declared effective and we are able to raise additional funding through the sale of debt and/or equity to enable us to earn our interests pursuant to the Participation Agreement.  We do not currently know nor can we estimate the amount of any funding that South Marsh will be required to pay for participation in the other three exploration permits that are the subject of the Participation Agreement in order to earn working interests, but we currently anticipate that such expenses will be substantial, and may be between $500,000 to $1,000,000 per well, which funding the Company does not currently have. These investments are optional to the Company and it is unlikely that any funds will be required in connection with such investments prior to fiscal 2009.

We anticipate spending our cash on hand for the next three months solely on expenses associated with this Registration Statement and general business expenses.  We do not anticipate needing any funds in connection with the Participation Agreement with South Marsh until approximately the second quarter of 2008.  We anticipate raising additional funds we may require subsequent to the effectiveness of this registration statement through the sale of equity securities after such time as we have gained effectiveness of this Registration Statement and have obtained quotation for our common stock on the Over-The-Counter Bulletin Board, of which there can be no assurance.  We anticipate that, in the event we need additional funding prior to the effectiveness date of this Registration Statement, and/or in the event we are unable to raise funds through the sale of debt or equity securities after the effectiveness of this Registration Statement, that pursuant to Frank Jacobs’ written commitment to provide us funding for general business purposes. as stated in his letter dated January 20, 2008, Mr. Jacobs will loan us additional funds or make equity contributions until such time as we are able to raise the funds we will require to pay our portion of the expenses associated with the South Marsh leases and/or are able to generate revenues sufficient to support our operations, if ever.

We do not currently have any formal commitments or identified sources of additional capital from third parties or from our officers, directors or majority shareholders, other than the written commitment from Frank Jacobs. We can provide no assurance that additional financing will be available on favorable terms, if at all. If we are not able to raise the capital necessary to continue our business operations, we may be forced to abandon or curtail our business plan and/or suspend our exploration activities.

In the future, we may be required to seek additional capital by selling debt or equity securities, selling assets, or otherwise be required to bring cash flows in balance when we approach a condition of cash insufficiency. The sale of additional equity or debt securities, if accomplished, may result in dilution to our then shareholders. We provide no assurance that financing will be available in amounts or on terms acceptable to us, or at all.”

5. If true, revise to emphasize that you currently are 100% reliant on Mr. Jacobs toloan you money in order to continue in business past 90 days. Also discloseexplicitly in the same places that you discuss this reliance each of the followingitems, if accurate:

•	you have no agreements with Mr. Jacobs regarding your continued funding and solvency;

•	Mr. Jacobs has made no commitments to you in that regard; and

•	Mr. Jacobs is under no obligation to provide you with funds.

RESPONSE:

Please see the answer to comment 4 above.

6. Explain how you expect to continue for three months if in fact your current liabilities, including the expenses connected with this registration statement, exceed your working capital. As requested in prior comment 3, clarify how you anticipate using the cash on hand during the next three months.

RESPONSE:

Please see our response to Question 4 above.  Additionally, propose revising our liquidity and capital resources section as follows to clarify the use of our funds for the next three months (new information is underlined):

“We anticipate spending our cash on hand for the next three months solely on expenses associated with this Registration Statement, including legal and accounting fees associated with responding to the Commission’s comments to this registration statement and in preparation of amendments to this registration statement, as well as general business expenses, including our $575 per month office space lease.  We plan to keep our expenses at a minimum until such time as we can raise additional capital.  In the event that this registration statement is declared effective within the next three months, of which there can be no assurance, we plan to use our cash on hand to seek out equity  financing to earn our interests through the Participation Agreement.

We do not anticipate needing any funds in connection with the Participation Agreement with South Marsh until approximately the second quarter of 2008.  We anticipate raising additional funds we may require subsequent to the effectiveness of this registration statement through the sale of equity securities after such time as we have gained effectiveness of this Registration Statement and have obtained quotation for our common stock on the Over-The-Counter Bulletin Board, of which there can be no assurance.  We anticipate that, in the event we need additional funding prior to the effectiveness date of this Registration Statement, and/or in the event we are unable to raise funds through the sale of debt or equity securities after the effectiveness of this Registration Statement, that pursuant to Frank Jacobs written commitment to provide us funding, as stated in his letter dated January 20, 2008, Mr. Jacobs will loan us additional funds until such time as we are able to raise the funds we will require to pay our portion of the expenses associated with the South Marsh leases and/or are able to generate revenues sufficient to support our operations, if ever.”

7. Clarify whether you expect your business to terminate if you are unable to raisesufficient funds by the May / June timetable you reference in the Recent Eventssection, and state explicitly how much capital you must raise by those dates.

RESPONSE:

If the Company is unable to raise the required capital by the May / June 2008 timeline set forth in the registration statement, the Company’s business will not terminate, it will just not be able to earn the interests in the first two exploration concessions through South Marsh, LLC. that will be the subject of activity in fiscal 2008. Specifically, in the event the Company does not have the required funds to participate in the exploration wells that South Marsh has the right to participate in fiscal 2008; South Marsh will either divest the rights or simply not participate in the proposed exploration operations.  In connection with the above, we suggest the following clarifying changes to the amended registration statement:

“Moving forward it is currently anticipated that Ridgelake will propose to drill two wells in fiscal 2008, one well on the VK 79 lease and one on the SMI 152 lease.  South Marsh’s portion of the VK 79 well, which is currently anticipated to be drilled in May or June 2008, is currently anticipated to be approximately $500,000.  South Marsh’s portion of the SMI 152 well is currently anticipated to be approximately $800,000.  These estimates are subject to change however, based on the actual drilling costs of such wells, and as such, the estimates above may be higher or lower than the actual amounts South Marsh is actually required to pay.  The drilling costs associated with wells on the other leases have not been determined yet; however, the Company anticipates such costs being in the order of $500,000 to $1,000,000 per well.  Additionally, South Marsh will be responsible for its share of ongoing lease expenses even assuming the successful completion of one or both of the currently proposed wells above, which expenses the Company believes may be substantial.  South Marsh does not currently anticipate being required to make any payments to Ridgelake in connection with the two proposed wells until May or June 2008, funding permitting.  The Company does not currently have any anticipated funding available for the May or June 2008 payments to Ridgelake, as the Company’s sole officer and Director, Frank Jacobs has only committed funding for our general business expenses and not to participate in exploration activity through South Marsh.  In the event South Marsh is unable to make the required payments to Ridgelake in connection with the proposed wells described above, South Marsh will not be able to participate in the wells, and the Company will not earn any revenue from such wells, even if they are successful.  The Company does not believe however that its failure to earn an interest in the currently planned Ridgelake wells will prevent it from earning an interest in any other Ridgelake wells pursuant to the Participation Agreement, funding permitting, and/or that the Company will cease its business operations if such interests are not earned.

8. Revise to clarify whether you have any commitments from Mr. Jacobs to providefor the "required Lease Expenses" and the wells you citein the Recent Eventssection, quantifying the amounts needed and the amounts of any commitments.We may have additional comments.

RESPONSE:

Mr. Jacobs has not committed to providing us any funding for the South Marsh interests, only for general working capital.  Please also see the revised language under comment 7, above.

9. We note your acquisition of the outstanding membership interests in South Marsh,LLC. Please consider whether you are required to file in your registrationstatement financial statements of South. Marsh, LLC pursuant to Item 310(c) ofRegulation S-B and related pro forma financial information pursuant to Item310(d).

RESPONSE:

We believe that because South Marsh, LLC, is an exploration stage company without any revenue, the acquisition of the membership interests in South Marsh, LLC did not constitute a “significant asset.” As a result, financial statements of South Marsh, LLC pursuant to Item 310(c) of Regulation S-B and related pro forma financial information pursuant to Item 310(d) are not required.

Directors, Executive Officers, Promoters and Control Persons

10.      We note your response to our prior comment 6. We note that, the biographical information provided for Mr. Jacobs is not consistent with the biographical Information provided on his behalf in the information statement filed by Texhoma Energy, Inc. on August 1, 2006. Please explain, and revise as necessary to address this apparent inconsistency.

RESPONSE:

The information contained in the amended registration statement as filed, relating to Mr. Jacobs' prior work experience was incorrect. As such, we suggest the following revisions to the amended registration statement (changes are underlined):

“Mr. Jacobs has served as our Chief Executive Officer, President, Treasurer and Director since May 2006. Additionally, since November 2007, Mr. Jacobs has served as the sole officer and Director of South Marsh LLC, our wholly owned Delaware subsidiary.  Since October 2007, Mr. Jacobs has served as President and as a Director of Fibre-Crown Manufacturing Inc. a Canadian public company listed on the TSXV Exchange (FBRH:TSXV). From January 2005 to June 2007, Mr. Jacobs served as a Director of Texhoma Energy, Inc. (THXE:PK, “Texhoma”).  From January 2005 to June 2006, and from May 2007 to June 2007, Mr. Jacobs held the position of Chief Executive Officer and President of Texhoma. From January 2005 until February 2007, Mr. Jacobs served as Executive Chairman of Texhoma.  From August 2003 until May 2005, Mr. Jacobs was employed by International PetroReal Oil Corporation as a Director and as President and Chief Operating Officer.  From January 2003 until July 2004 Mr. Jacobs was employed by Loumic Exploration Inc. (formerly International Loumic Resources Ltd.) as a Director, and as President and Chief Executive Officer.  From May 2002 until November 2002, Mr. Jacobs was employed by Durum Consolidated Energy Corporation as a Director, and as President and Chief Executive Officer.”

In conclusion I like to emphasize that as a director of public companies present and past that I am fully aware of my responsibility for the accuracy and adequacy of the disclosures and we will as a Company strive to achieve the highest standards in this regard.

Sincerely Yours

/s/ Frank A. Jacobs

Frank A. Jacobs
President & CEO
CC: David M. Loev – The Loev Law Firm, PC

#2404 – 1500 Howe Street
Vancouver, BC
Canada
V6Z 2N1

Mobile: 604-765-3337
Home: 604-688-4722
Fax: 604-688-4725
fajacobs@telus.net
January 20, 2008

Velocity Oil & Gas, Inc.
595 Howe Street, Suite 323
Vancouver BC
V6C 2T5

Attention: Board of Directors

Dear Sir(s),

Re: Working Capital requirements

As an assurance to investors and the company, I personally guarantee that I will provide the company with sufficient working capital to meet the expenses and fees associated with the filing of, amendments to and revisions of the company’s Registration Statement on Form SB-2, working capital that the company will require until the company’s Registration Statement is declared effective and any costs and fees associated with the company achieving a public listing on the OTC-BB exchange.

These funds will be provided as loans or equity by me if alternate investors cannot be secured.

Sincerely Yours,

/s/ Frank A. Jacobs
Frank A. Jacobs